Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 26, 2005

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC Capelle aan den IJssel, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on form 6-k contains a news release issued by Mobifon Holdings B.V. on August 26, 2005 entitled “MOBIFON HOLDINGS B.V.”

MOBIFON HOLDINGS B.V.

26 August 2005

MobiFon Holdings B.V. (the “Company”) announces today that it will not file its quarterly report within the filing deadline imposed by the indenture relating to its U.S.$225 million 12.50% Notes due 2010 (the “Notes”). This is due to the receipt by the Company of a comment letter from the SEC relating to its Form 20-F and its Consolidated Financial Statements and Operating and Financial Review and Prospects for the year ended 31 December 2004 filed on Form 6-K on 19 May 2005 and an ongoing exercise that commenced on the completion of the acquisition of the Company by Vodafone International Holdings B.V. on 31 May 2005, to review its accounting policies with a view to conforming them to Vodafone Group practices.  The Company is not in breach of any SEC filing deadlines.

The items addressed in the SEC comment letter relate to the clarification of existing accounting and related disclosures and include potential requests for additional disclosure; as such, neither they nor the review of accounting policies impact the ability of the Company to pay principal and interest when due on the Notes nor do they reflect any concerns related to the business of its subsidiary MobiFon SA.

For further information:

Vodafone Group Plc

Simon Lewis, Group Corporate Affairs Director

Tel: +44 (0) 1635 673310

Investor Relations

Charles Butterworth

Darren Jones

Sarah Moriarty

Tel: +44 (0) 1635 673310

Media Relations

Bobby Leach

Ben Padovan

Tel: +44 (0) 1635 673310

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V. (Registrant)

Dated: August 26, 2005	By:	/s/ E A J De Rijk
	Name:	Erik De Rijk
	Title:	Chief Executive Officer

	By:	/s/ M L J M Heere
	Name:	Michiel Heere
	Title:	Chief Financial Officer